Exhibit 19.1

The Hackett Group, Inc.

Policy on Insider Trading and Reporting Compliance

Effective February 13, 2025

A.
Overview

It is the policy of The Hackett Group, Inc., including all subsidiaries (the “Company”), to comply fully and to assist its outside directors and all associates in complying fully with all federal and state securities laws applicable to transactions in the Company’s securities. In this regard, the Company depends upon the conduct and diligence of the outside directors, and all associates, in both their professional and personal capacities, to ensure full compliance with this policy. It is the personal obligation and responsibility of each such person to act in a manner consistent with the following policy and the insider trading provisions of the federal securities laws.

It is the policy of the Company that no outside director or associate of the Company may buy or sell any security issued by the Company or any option or similar right to buy or sell such a security while in possession of material non-public information (as defined in Section C) regarding the Company. In addition, every outside director, and every associate of the Company shall maintain the confidentiality of material non-public information regarding the Company that he or she may possess, and shall not give advice or make recommendations regarding investments in the Company. No outside director or associate of the Company shall permit persons under his or her supervision (including Family Members) to act inconsistently with this policy. Further, it is the policy of the Company that no outside director or associate may, while in possession of material non-public information about another company which such person received in the course of performing his or her duties on behalf of the Company, trade in the securities of such other company or disclose such information to any other person.

It is also the policy of the Company that the Company may not purchase any shares of the Company’s common stock, as part of the Company’s share repurchase program, while in possession of material inside non-public regarding the Company.

To implement its insider trading compliance policy, the Company restricts trading in the Company’s securities by outside directors and Section 16 officers and Leadership Team members to the period beginning on the second (2nd) business day following the public release of the Company’s quarterly or annual financial results and ending on the forty-fifth (45th) calendar day following such release(“window period”), and then only if the individual is not otherwise in possession of material non-public information. Associates who are not Section 16 officers and Leadership Team members are not subject to the “window period” trading restriction and can trade at any time. However, no associate can trade in the Company’s common stock if they are in possession of material non-public information.

B.
Reasons for maintaining confidentiality

The federal securities laws strictly prohibit any person who obtains material non-public information (defined in Section C) from using such information in connection with the purchase or sale of securities. Congress enacted this prohibition because the integrity of the securities markets would be seriously undermined if certain persons were able to take advantage of information that was not possessed by all potential purchasers and sellers of a security. There is, in addition, the ethical concern that arises from taking advantage of another person through the use of such information. Finally, there is the important fact that our ability to conduct business would be greatly harmed if we did not maintain the confidentiality of material non- public information.

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C.
What is material non-public information

The definition of material non-public information is that which is not disclosed publicly, and that which would be reasonably likely to affect investors’ decisions to buy or sell the securities of the Company. A non- exclusive list of examples of material non-public information relating to the Company includes the following:

1.
A merger or acquisition involving the Company;
2.
Significant changes in actual and forecasted revenue or earnings of the Company;
3.
Significant changes in actual and forecasted consultant utilization of the Company;
4.
Significant changes in demand for the Company’s services;
5.
A change in management of the Company;
6.
The public or private sale of a significant amount of additional securities of the Company;
7.
A change in the Company’s program to repurchase securities of the Company;
8.
The loss or gain of one or more significant clients which could significantly impact earnings;
9.
A restructuring of the Company;
10.
Significant related party transactions;
11.
Declaration of a stock split or a change in dividend policy;
12.
A change in auditors or notification that the auditor’s reports may no longer be relied upon;
13.
Significant pending or threatened litigation or government inquiries or investigations, or the resolution of such litigation, inquiry or investigation;
14.
Impending bankruptcy or the existence of severe liquidity problems;
15.
Significant actual or potential cybersecurity incidents (e.g., a data breach or any other significant disruption in the Company’s operations, or loss, potential loss, breach or unauthorized access of its property or assets, whether at its facilities or through its information technology infrastructure); or
16.
The imposition of a restriction on trading in Company securities or the extension or termination of such restriction.

Obviously, what is material non-public information cannot be enumerated with absolute precision, since there are many gray areas and varying circumstances. For example, if you become aware of monthly consolidated earnings for the first month of the quarter, and these earnings are in-line with securities analysts reports or expectations for the quarter (i.e. information publicly available), this information alone would not prohibit you from trading in the Company’s securities. In this case, you are not taking advantage of non-public information that would have the effect of influencing the stock price if the information were publicly available. On the other hand, if you become aware of a major increase to the Company’s consolidated revenue backlog as published in a sales pipeline report or similar report containing this information, it would be inappropriate to take advantage of this material non-public information to trade in the Company’s securities. When doubt exists, the information involved should be presumed to be material.

If you are unsure whether information of which you are aware is material or nonpublic, you may consult with the Company’s General Counsel, before disclosing the information or trading in the Company’s securities.

D.
Safeguarding material information

During the period that material information relating to the business or affairs of the Company is unavailable to the general public, it must be kept in strict confidence. Accordingly, such information should be discussed only with persons who have a “need to know,” and should be confined to as small a group as possible. The utmost care and circumspection must be exercised at all times. Thus, conversations in public places, such as elevators, restaurants and airplanes, should be limited to matters that do not involve information of a sensitive or confidential nature.

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E.
Necessity for authorized release

To ensure that Company confidences are protected to the maximum extent possible and to ensure a consistent message is conveyed to the investing public, all inquiries from the media, securities analysts, shareholders, and other interested third parties concerning the financial condition of the Company, or the Company’s financial results or plans, should be directed to Ted A. Fernandez, Chief Executive Officer and Chairman of the Board of Directors, or Robert A. Ramirez, Chief Financial Officer. No other individuals may release this type of information to the public.

The Company has taken certain steps to help ensure material non-public information is kept confidential so that associates of the Company will not be restricted from trading in the Company’s securities. Monthly consolidated income statements, consolidated consultant utilization reports, and consolidated sales pipeline and contract backlog information will be distributed to the Section 16 reporting officers and select individuals on a “need to know” basis. This information will not be shared with practice leaders or other associates. Individual practice team results can be shared with practice leaders or associates on an “as needed” basis. Other material information, such as the status and timing of acquisitions, will also be shared with a select few others on a “need to know” basis. Employees can continue to speak at conferences and address media requests where the topics relate to our industry, the industries we serve, the services we provide or the capabilities we possess.

F.
Trading restrictions

The federal securities laws strictly prohibit the misuse of material non-public information for trading purposes, and place responsibility on the Company to take steps to prevent illicit insider trading. In light of its responsibilities under the securities laws, the Company has adopted the following policies regarding your trading in securities.

Outside directors and all associates of the Company may not buy or sell securities of the Company while in possession of material non-public information regarding the Company. Neither you nor any person affiliated with you (including Family Members and Controlled Entities) may buy or sell securities or engage in any other action to take advantage of, or pass on to others, material non-public information. This prohibition extends not only to transactions involving Company securities but also to transactions involving securities of other entities with which the Company has a relationship.

Gifts of Company securities, whether to charitable institutions or to friends and Family Members (including into any trust), may not technically constitute insider trading but may be inappropriate when an insider is in possession of material, non-public information. Thus, the normal restrictions applicable to purchases and sales also apply to gifts of Company securities.

G.
Transactions not subject to trading restrictions

This policy does not apply in the case of the following transactions, except as specifically noted below.

This policy does not apply to the exercise of an employee stock option acquired pursuant to the Company’s plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. Similarly, this policy does not apply to the exercise of options on a “net exercise” basis pursuant to which a person either (i) delivers outstanding shares of common stock to the Company or (ii) authorizes the Company to withhold from issuance shares of common stock issuable upon exercise of the option, in either case, having a fair market value on the date of exercise equal to the aggregate exercise price. This policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

This policy does not apply to the vesting of restricted stock or restricted stock units, or the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares to satisfy tax withholding requirements upon the vesting of any restricted stock. The policy does apply, however, to any market sale of restricted stock or restricted stock units.

This policy does not apply to purchases of Company securities in any employee stock purchase plan maintained by the Company resulting from your periodic contribution of money to the plan pursuant to the election you previously made. This policy also does not apply to purchases of Company securities resulting from lump sum contributions to the plan, provided that you elected to participate by lump sum payment at the beginning of the applicable enrollment period. This policy does apply, however, to your election to participate in any such plan for any enrollment period, and to your sales of Company securities purchased pursuant to the plan.

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H.
Tipping restrictions

Outside directors, and all associates of the Company may not communicate material non-public information to other persons prior to its public disclosure and dissemination (unless communicated to other associates of the Company, its independent registered public accountants or attorneys on a “need to know” basis only with the permission of a Section 16 reporting officer). In order to avoid “tipping” material non-public information to others in violation of the law, you should exercise care both when speaking with other Company associates who do not have a “need to know,” and when communicating with family, friends and other persons not associated with the Company. To avoid even the appearance of impropriety, you should refrain from making recommendations about buying or selling the securities of the Company or other entities with which it has a relationship.

I.
Transactions by family members and entities that you Influence or control

This policy applies to your family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Company securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in Company securities (collectively referred to as “Family Members”). You are responsible for the transactions that involve Company securities of these other persons and therefore should make them aware of the need to confer with you before they trade in Company securities, and you should treat all such transactions for the purposes of this policy and applicable securities laws as if the transactions were for your own account. This policy does not, however, apply to personal securities transactions of Family Members where the purchase or sale decision is made by a third party not controlled by, influenced by or related to you or your Family Members.

This policy applies to any entities that you influence or control, including any corporations, partnerships or trusts (collectively referred to as “Controlled Entities”), and transactions by these Controlled Entities should be treated for the purposes of this policy and applicable securities laws as if they were for your own account.

J.
Liability and consequences

The penalties under the securities laws for violating the insider trading provisions are severe. The courts can levy treble damages, fines, and criminal penalties (including prison terms) against persons who misuse material non-public information in connection with the purchase or sale of a security or who reveal confidential information to others who then trade on the basis of that information. Moreover, there may be adverse consequences for the Company if action is not taken to prevent insider trading violations by persons under their control. Given the extremely serious nature of any violation of the insider trading provisions, the Company wishes to make clear that any person found to have committed such a violation will be subject to dismissal and to possible claims for any damages sustained by the Company as a result of the person’s illicit activities.

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K.
Additional restriction for outside directors, section 16 officers and leadership team members only
1.
Trading during window period

Subject to Section F above, outside directors, Section 16 officers and Leadership Team members may trade the Company’s securities only during the period beginning on the second (2nd) business day following the public release of the Company’s quarterly or annual financial results and ending on the forty-fifth (45th) calendar day following such release. Trading during any other time by you or any person controlled by you (including a Family Member, family trust and any Controlled Entity) is strictly prohibited. Because someone in your position may receive material non-public information about the Company, confining your trading in the Company’s securities to these “window periods” will help ensure that trading is not based on material information that is not available to the public. The Company also requires that any outside director or Section 16 officer notify the Company’s compliance officer (see Section L3 below) in writing immediately after making any purchase or sale of securities of the Company. The definition of a Section 16 officer is contained in Section 16 of the Securities Exchange Act of 1934 (the “Act”). The current Section 16 officers of the Company are the three named executive officers disclosed in the Company’s latest Proxy Statement. The group of associates included in the Leadership Team will be determined by the Chief Executive Officer and is defined as all service line, practice leaders and functional department leaders with revenue management and/or cost responsibilities. The list of the persons included in this category will be updated by the Chief Executive Officer or the Chief Operating Officer as needed as roles within the Company change. Persons included in this category will receive individual notification from the Chief Executive Officer or the compliance officer when they are added to the list and when they are removed from the list.

L.
Additional compliance and restrictions for outside directors and section 16 officers

Section 16(a) of the Act requires outside directors, Section 16 officers and 10% owners of the Company (“insiders”) to file reports on Forms 3, 4 and 5, as appropriate, to report their transactions and holdings involving equity securities of the Company. Although the preparation and filing of these reports legally are the sole responsibility of the insiders, the Company recognizes that the reporting requirements are complex and that mistakes can result in disclosures that are embarrassing to you and the Company. Accordingly, the Company will assist you in making these filings and has established the following procedures for doing so.

1.
Compliance officer

The General Counsel shall serve as the compliance officer for the purposes of this policy and shall be responsible for administration of this policy. All determinations and interpretations by the compliance officer shall be final and not subject to further review.

2.
Notifying compliance officer of transactions

Immediately after engaging in any transaction involving the securities of the Company, you must notify the compliance officer in writing of the details of the transaction, including: (1) the date of the transaction; (2) the type and number of securities involved in the transaction; (3) the consideration, if any, paid or received in the transaction; (4) whether you directly or indirectly own or owned the securities; and (5) the nature of any indirect ownership in the securities involved in the transaction (e.g., ownership by a spouse, trust, family limited partnership, etc.). The importance of immediately notifying the compliance officer of your transactions cannot be overemphasized, as it will help to avoid the sanctions and the embarrassment that can result from a failure to comply with applicable securities law provisions. Late reporting for each individual is referred to in the Company’s annual proxy statement that is distributed to all shareholders.

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3. Short swing profit restrictions

Insiders will be held liable for any “short-swing profits” resulting from any combination of purchase and sale, or sale and purchase, of the Company’s equity securities within a period of less than six months. For this purpose, transactions in common stock, and options to purchase common stock are “matchable” with one another.

One person who often is in a position to help prevent short-swing profit violations before they occur is your broker. A knowledgeable broker can serve as a last line of defense against inadvertent violations. Moreover, such a broker could also provide the compliance officer with the necessary transaction information (trade date, price, number of shares, etc.) for timely preparation of the Section 16(a) reports. We therefore urge you to engage a broker who is knowledgeable and experienced. Remember, however, that a broker has no legal responsibility for a client’s Section 16 filings or short-swing profit rule violations; the best protection will come following the procedures set forth in this policy and your own awareness of the applicable requirements and potential pitfalls.

M.
Rule 10b5-1 plans

Rule 10b5-1 under the Exchange Act provides a defense from insider trading liability. In order to be eligible to rely on this defense, a person subject to this policy must enter into a Rule 10b5-1 plan for transactions in Company securities that meets certain conditions specified in the Rule (a “Rule 10b5-1 Plan”). If the plan meets the requirements of Rule 10b5-1, Company securities may be purchased or sold without regard to certain insider trading restrictions. To comply with the policy, a Rule 10b5-1 Plan must be approved by the compliance officer and meet the requirements of Rule 10b5-1. In general, a Rule 10b5-1 Plan must be entered into at a time when the person entering into the plan is not aware of material non-public information or otherwise at a time when trading is restricted under this policy. Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party.

Any adoption of a new Rule 10b5-1 Plan, or amendment (including early termination) to any existing Rule 10b5-1 Plan, must be submitted to the SEC compliance officer for approval at least five business days prior to the entry into the Rule 10b5-1 Plan or amendment.

© 2025 The Hackett Group, Inc. All Rights Reserved.	The Hackett Group I Policy on Insider Trading and Reporting Compliance I 8